UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1) Bell Microproducts Inc. (Name of Issuer) Common Stock, $.01 Par Value (Title of Class of Securities) 078137106 (CUSIP Number)

December 31, 2008 (Date of Event Which Required Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [X] Rule 13d-1(b)

[ ] Rule 13d-1(c) [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. – 078137106
1	NAME OF REPORTING PERSON:
Nationwide Fund Advisors
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /_/
(b) /_/
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5	SOLE VOTING POWER	0
6	SHARED VOTING POWER	0
7	SOLE DISPOSITIVE POWER	0
8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_/

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.00%
12 TYPE OF REPORTING PERSON
IA

2

Item 4.        Ownership

     In accordance with Securities and Exchange Commission Release No. 34-39538 (Jan. 12, 1998), this statement on Schedule 13G is being filed by Nationwide Fund Advisors (“NFA”) as a separate business unit or division of its ultimate parent entity, Nationwide Mutual Insurance Company. NFA, acting as a separate business unit or division for purposes of Regulation 13D-G, exercises voting and investment powers independently from other business units or divisions of Nationwide Mutual Insurance Company.

     The securities reported herein are beneficially owned by one or more open or closed-end investment companies or other managed accounts which are advised by NFA, a registered investment adviser. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934, this Schedule 13G shall not be construed as an admission that NFA, or any other person, is the beneficial owner of any securities covered by this statement.

a.	Amount beneficially owned:		0
b.	Percent of class		0.00%
c.	Number of shares as to which such person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	0

Item 5.        Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 10.        Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

3

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATIONWIDE FUND ADVISORS

By:/s/Joseph Finelli Name: Joseph Finelli Title: Senior Vice President Investment Accounting and Operations Date: February 13, 2009

4